September 27, 2010

Via EDGAR Submission and Facsimile
Mr. David R. Humphrey, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	J. Alexander’s Corporation
Response to SEC Comment Letter dated September 17, 2010 regarding Form 10-K for fiscal year ended January 3, 2010
File No. 001-08766

Dear Mr. Humphrey:

Following are the responses of J. Alexander’s Corporation (the “Company”) to the comments contained in the staff’s comment letter dated September 17, 2010 concerning the above-referenced Form 10-K. The numbering of the paragraphs below corresponds to the numbering of the paragraphs included in the comment letter, which for your convenience have been incorporated into this response letter.

Item 6.  Selected Financial Data, page 13

1.
We note your disclosure of cash flows provided by operations.  In order to provide a more complete and balanced picture, please also disclose cash flows from investing and from financing activities for each period presented.

RESPONSE: We have noted this comment and propose to include these disclosures in future filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative Expenses, page 17

2.	Please provide to us in your response your assessment of materiality of the misclassification of certain franchise taxes as state income taxes. Specifically address materiality as it concerns your operating income.

Securities and Exchange Commission
Page 2.

RESPONSE: The taxes referenced in the disclosure are taxes assessed by the State of Michigan and we would like to clarify why we believe we accounted for them appropriately. Prior to fiscal 2008, the State of Michigan required payment of a value added tax that was referred to as the “single business tax”. This tax was based on multiple factors, but was heavily weighted toward apportioned wages. For fiscal 2007, the last year the Company was required to file a single business tax return in Michigan, this tax totaled $134,000 and was classified as a general and administrative expense (as it had been since the Company commenced operations in Michigan in 1996) along with other similar taxes.

In fiscal 2008, the single business tax was eliminated in Michigan but a new excise tax, the Michigan Business Tax, was enacted as a replacement for the single business tax. For fiscal 2008, the first year the new tax was in effect, the excise tax amounted to $121,000 and, based upon the nature of the tax, was included in the Company’s provision for state income taxes.

In summary, we believe there was no misclassification of amounts related to the requisite Michigan taxes but rather a change in the tax law relative to Michigan resulting in a change in classification from 2007 to 2008 as outlined above.

Consolidated Financial Statements

Note B – Earnings Per Share, page 34

3.	Please specifically state the number of potentially dilutive shares excluded in fiscal 2009 due to antidilution.

RESPONSE:  We propose to include the specific number of shares excluded for 2009 in Note B in future filings.  Please note that Note B discloses that all outstanding options were excluded from the calculation of loss per share in 2009 and information regarding stock options, including the number of stock options outstanding at year end 2009, is included in Note H.

Note G – Income Taxes, page 38

4.
We note from your tabular disclosure here that you increased your valuation allowance on your deferred tax assets by approximately $9.96 million during fiscal 2009.  Your disclosure regarding the facts and circumstances leading to this significant increase is overly general in nature, citing only “ability to realize those assets.”  Please tell us in your response and revise your disclosure to include the exact changes in facts and circumstances, including the positive and negative evidence considered in your decision such as projected results and corresponding projected utilization of such deferred tax assets, leading to your conclusion that such an increase in the valuation allowance was necessary.

Securities and Exchange Commission
Page 3.

RESPONSE:  In evaluating the Company’s ability to recover its deferred income tax assets as of year end 2009, management considered available positive and negative evidence including particularly future projected taxable income, the expiration dates of tax credit carryforwards and recent pre-tax losses.  Because the pre-tax losses, which included a significant loss for 2009 and which also resulted in a three-year cumulative pre-tax loss, are objectively determined, they were considered to be negative evidence which was given more weight than the positive evidence which was considered.  In addition, while operating results for 2010 were expected to improve measurably compared to 2009, management believed there remained considerable uncertainty with respect to the Company’s future operating results because of the impact of recent poor economic conditions and remaining concerns that economic recovery might take place relatively slowly and that consumer spending in upscale restaurants might continue to be negatively affected for some time.  Based primarily on the recent pre-tax losses, the Company concluded in the fourth quarter of 2009 that a valuation allowance was needed for substantially all of its deferred tax assets.  The same economic conditions (and their effect on operating results) that were considered in the analysis of the need for a  tax valuation allowance were also primary driving factors in the Company’s evaluation of assets for impairment and its decision to record a charge for impaired assets at two restaurant locations in 2009 as disclosed in Note D.  In addition the charge resulting from the impairment analysis was sufficient to place the Company in a three-year cumulative pre-tax loss position which was an important part of the evidence considered in the tax valuation allowance analysis.

We propose to include additional disclosure in future filings with respect to the weight given to recent pre-tax losses in determining the need for a valuation allowance for 2009 as well as future years, if applicable.

Note H – Stock Options and Benefit Plans, page 39

5.
Refer to the change in deferred compensation obligations between December 28, 2008 and January 3, 2010.  Please provide us with a supplemental schedule of activity in this account.  Identify and explain any individually significant account increases or decreases that occurred during the period.

RESPONSE: The balances and activity in this account relate primarily to individual Salary Continuation Agreements between the Company and each of six employees. These agreements provide for the payment of retirement benefits upon retirement from the Company at or after age 65. The agreements also provide certain vested benefits in the event of termination of employment with the Company prior to reaching age 65. The Company accounts for obligations related to the Salary Continuation Agreements under the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 710-10-25-9 “Deferred Compensation Arrangements”. The Company records the liability for the agreements at the greater of the liability computed for retirement benefits using the interest method under ASC Topic 710-10-25-9 or the present value of the vested benefits under the agreements.

Securities and Exchange Commission
Page 4.

A significant portion of the increase in the obligation balance in 2009 related to changes in the discount rates used to compute the present value of vested retirement benefits under two of the agreements.  The vested benefits under the other four agreements are lump sum benefits either computed based on interest rates specified in the agreements or for specific amounts set forth in the agreements.  Please see attached supplemental schedule of activity as requested.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response letter to the undersigned at (615) 269-1900 or to F. Mitchell Walker, Jr., Esq. of Bass, Berry & Sims PLC at (615) 742-6275.

Sincerely,

/s/ R. Gregory Lewis

R. Gregory Lewis
Vice President and
Chief Financial Officer

cc:	Lonnie J. Stout II (J. Alexander’s Corporation)
Joseph N. Steakley (Chair, Audit Committee)
F. Mitchell Walker, Jr. (Bass, Berry & Sims PLC)
Stephen D. Sledge (KPMG LLP)

J. Alexander’s Corporation
Response to Comment 5 in SEC Comment Letter Dated September 17, 2010
Supplemental Schedule of Activity in Deferred Compensation Obligation Account

Deferred Compensation Obligation Balance December 28, 2008	$2,447,000

Increase in present value of vested retirement benefit provided under
Salary Continuation Agreements (2 individuals)	435,000	(1)

Increase in vested lump sum benefits provided under Salary
Continuation Agreements (4 individuals)	59,000	(2)

Increase in deferred compensation plan participant balances	61,000

Deferred Compensation Obligation Balance January 3, 2010	$3,002,000

Notes:

(1)
Approximately $236,000 of this increase relates to a decrease in the discount rates used to compute present value.  For this computation, the Company uses the Citigroup Pension Liability Index rates as an estimate of the rates expected to be in effect for the benefit period.  The remaining increases are due to the effects of one additional year’s vesting and increases in retirement benefits directly related to salary increases in 2009.

(2)	Includes the effects of one additional year’s vesting and, for two employees, increases in benefits directly related to salary increases in 2009.